EXHIBIT 99.1

TeliaSonera Finland Reaches Agreement with Elisa and Finnet on Mobile Interconnection Fees

STOCKHOLM, Sweden, May 16, 2005 (PRIMEZONE) -- TeliaSonera Finland Oyj has reached an agreement with Elisa Matkapuhelinpalvelut Ltd and Finnet Networks Ltd concerning mobile communications interconnection fees (See Note). The agreements are the result of bilateral negotiations between TeliaSonera Finland and Elisa and TeliaSonera Finland and Finnet. According to the Finnish Communications Regulatory Authority the common view perceived by the operators enhances the functionality of the telecommunications market.

From June 1, 2005, TeliaSonera Finland will collect mobile interconnection fees of 6.8 cents/min from Elisa and Finnet (previously 8.4 cents/min). TeliaSonera Finland estimates that the new pricing scheme will not have a significant impact on the EBITDA of its mobile operations.

Following the agreement, Elisa Matkapuhelinpalvelut Ltd will withdraw the claim for restitution and damages it filed against TeliaSonera Finland Oyj in February 2005 concerning mobile interconnection fees. Similarly, TeliaSonera Finland will withdraw the arbitration proceedings it started in the Court of Arbitration in February 2005 concerning the mobile network interconnection agreements between the parties. TeliaSonera Finland will also withdraw the claim for damages it filed in the Helsinki District Court against Elisa Matkapuhelinpalvelut Ltd in November 2004 concerning infringement of a patent owned by TeliaSonera Finland. All parties agreed to withdraw their claims regarding interconnection fees. After these agreements, TeliaSonera Finland no longer has any interconnection fee-related claims against Elisa and Finnet, and they have no claims against TeliaSonera Finland.

As part of the total solution, the parties agreed that TeliaSonera Finland would pay Elisa 30 million euros and Finnet 12.5 million euros in compensation. TeliaSonera Finland committed to grant Finnet 5 million euros' worth of mobile operations billing free of charge. TeliaSonera Finland has previously reserved 17.5 million euros for backdated compensations. The company will record the remaining amount, 30 million euros in total, as a one-time expense in its Q2/05 results.

Note: 'Interconnection fees' are charges collected by a network operator for connecting incoming calls from another operator's network to the subscriptions of its own network, or for connecting calls from the subscriptions of its own network to another operator's network.

For more information, please contact: Tiia Tuovinen, Vice President, Legal and Regulatory Affairs, TeliaSonera Finland Phone number: 02040 58249 E-mail: tiia.tuovinen@teliasonera.com

TeliaSonera

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange and the Helsinki Exchanges. Pro forma net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download: http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=98690&fn=wkr0001.pdf

-0-